A SPAC I Mini Acquisition Corp.

Level 39, Marina Bay Financial Centre

Tower 2, 10 Marina Boulevard

Singapore, 018983

Telephone: +(65) 6818-5796

February 12, 2024

VIA EDGAR

Mr. Benjamin Richie and Ms. Margaret Schwartz
Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	A SPAC I Mini Acquisition Corp. (the “Company”) Registration Statement on Form F-4 (File No. 333-275208) (the “Registration Statement”)

Dear Mr. Richie and Ms. Schwartz:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on February 14, 2024, or as soon thereafter as practicable.

Very truly yours,

A SPAC I MINI ACQUISITION CORP.

By:	/s/ Claudius Tsang
Name:	Claudius Tsang
Title:	Chief Executive Officer and Chief Financial Officer